LEADER FUNDS TRUST

March 23, 2021

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549
Attention: Ryan Sutcliffe

RE:	Leader Funds Trust (the “Trust”) – Request for Acceleration of the Effective Date of Form N-14/A filed on March 17, 2021 (“Information Statement/Prospectus”) Pertaining to the Reorganization of the Leader High Quality Low Duration Bond Fund into the Leader Total Return Fund, both series of the Trust

Dear Mr. Sutcliffe:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Form N-14/A Information Statement/Prospectus which was filed with the U.S. Securities and Exchange Commission on March 17, 2021 via EDGAR be accelerated so that the same will become effective at 5:00 p.m. Eastern Time on, March 23, 2021, or as soon after that as practicable.

If you have any questions concerning this request, please do not hesitate to contact Bo Howell at (513) 629-9482.

Leader Funds Trust

/s/ John Lekas

By: John Lekas

Title: President and Treasurer

Ceros Financial Services, Inc.

Distributor to the Leader Funds Trust

/s/ Catherine Ayers-Rigsby

By: Catherine Ayers-Rigsby

Title: President